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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 17168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds Distributors INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg 213-486 9030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street (Address) Los Angeles (City) CA (State) 90013 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Hummelberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	8/27/2018 Date	Senior Vice President, Treasurer and Controller Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this ~~24th~~ 27 day of August 2018, by David Hummelberg, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature *Signature of Notary Public*

JANET BUCHNER
Notary Public – California
Orange County
Commission # 2222533
My Comm. Expires Dec 17, 2021

This report** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Propritors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt from requirement, see Note 7 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Exempt from requirement, see Note 7 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (the "Exemption Report").

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

American Funds Distributors, Inc.

Statement of financial condition

June 30, 2018 (dollars in thousands, except share and par value amounts)

Assets	
Cash and cash equivalents	$ 244,960
Receivables	23,442
Prepaid expenses	4,583
Income tax receivable	9,580
Property, at cost:	
Land	230
Buildings	2,703
Furniture, equipment and software	3,214
Leasehold improvements	536
Total	6,683
Accumulated depreciation and amortization	(5,364)
Property, net	1,319
Deferred income taxes, net	18,904
Other assets	21
Total	$ 302,809
Liabilities	
Accounts payable and accrued expenses	$ 66,551
Accrued compensation and benefits	62,090
Total liabilities	128,641
Stockholder's equity	
Capital stock, $1 par value – 1,000,000 shares authorized; 500,000 shares issued and outstanding	500
Additional paid-in capital	545,900
Accumulated deficit	(372,232)
Total stockholder's equity	174,168
Total	$ 302,809

See notes to statement of financial condition.

Notes to statement of financial condition

Year ended June 30, 2018 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC").

The Company's sources of revenue relate to the distribution of mutual fund shares, and administrative and distribution services provided to the Parent. The Company earns distribution and administrative revenues for services provided to investment companies, and institutional and private investors within the United States of America and abroad. Revenues may be affected by the performance of the global capital markets.

Basis of presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates using allocation percentages that are determined by a method that best approximates actual usage by the Company. In addition, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the financial condition, operations and cash flows could be materially different.

Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals, and expenses allocated to the Company from affiliate service providers or the Parent.

Cash and cash equivalents – Cash equivalents consist of shares of a government money market fund for which the Parent serves as the investment adviser.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1 – Values are based on quoted prices in active markets for identical securities.
- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.

- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries investments in a government money market fund using quoted market prices (a Level 1 fair value measurement), which represent the published net asset value of shares that is the basis for current transactions. Investment in the government money market fund of $244,960 is presented in cash and cash equivalents.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Tax Cuts and Jobs Act ("Tax Act") signed on December 22, 2017 made significant changes to the U.S. tax code. The Company has completed its evaluation of the impacts of the Tax Act as it relates to the statement of financial condition as of June 30, 2018. The primary impact to the Tax Act to the Company is the change in the corporate federal income tax rate from 35% to 21%, effective January 1, 2018. Taxpayers with fiscal years that differ from the calendar year are required to use a blended rate to compute the current year tax liability, taking into consideration the effective date of the change in tax law. The applicable blended rate for the fiscal year ended June 30, 2018 is 28%. The deferred tax assets (net of deferred tax liabilities) as of June 30, 2018, will be realized in future periods at a tax rate of 21%.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require recognition in the statement of financial condition. Guidance in ASC 740 related to uncertain tax positions did not have a material effect on the financial condition or results of operations as of and for the year ended June 30, 2018.

The Company recognizes the accrual of interest and penalties on uncertain tax positions in other income/ (expense). As of June 30, 2018 the Company does not have any material liabilities pertaining to tax related interest or penalties.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan, the Health and Welfare Benefits Plan for Retirees of the Capital Group Companies, to provide these benefits to eligible employees and the Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service with the Company.

Postemployment benefits – Capital Group sponsors two postemployment plans providing short-term disability benefits and parental leave benefits allocating related costs to the Company. The expected costs of providing these postemployment benefits are recognized during the years that the associates render service with the Company.

Recent accounting pronouncements – In January 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement*

of Financial Assets and Financial Liabilities, effective July 1, 2018. Under the new guidance, equity investments (excluding those accounted for under the equity method or those that result in consolidation) are required to be measured at fair value, with changes in fair value recognized in net income. The new guidance also amends certain disclosure requirements associated with the fair value of financial instruments and requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and by type of financial assets. The Company adopted the new guidance on July 1, 2018 and does not expect the adoption to have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, effective July 1, 2019. This guidance supersedes Topic 840, *Leases* and requires lessees to recognize assets and liabilities arising from most leases on the balance sheet. The Company is currently evaluating the impact of this ASU.

2. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes it is unlikely the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

3. Income taxes

The deferred tax assets and liabilities consist of the following:

	June 30, 2018
Deferred tax assets:	
Accrued expenses and other	$ 6,167
Accrued compensation and benefits	12,746
Depreciation and amortization	82
Total deferred tax assets	18,995
Deferred tax liabilities:	
State franchise taxes	91
Total deferred tax liabilities	$ 18904 91
Net deferred tax assets	$ 18,904

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the asset will be realized.

The income tax receivable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

4. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation. Total retirement plan expenses were $20,764 in 2018.

5. Transactions with affiliates

Receivables include amounts due from affiliates of $3,180 at June 30, 2018, related to administrative and distribution services. Accounts payable and accrued expenses include amounts due to affiliates of $33,545 at June 30, 2018, including $26,674 payable to the Parent under the arrangement described below.

The Company and its Parent entered into an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

6. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2018, the Company had net capital of $111,420, which was $102,844 in excess of its required net capital of $8,576. At June 30, 2018, the Company's net ratio of aggregate indebtedness to net capital was 1.15 to 1.

7. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph k(1) of such Rule, as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

8. Subsequent events

The Company has evaluated subsequent events through August 27, 2018, the date the statement of financial condition was available to be issued. No material subsequent events have occurred since June 30, 2018, that require recognition in the Company's statement of financial condition as of June 30, 2018, or disclosure in the notes thereto.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholder and Board of Directors of
American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

We have performed the procedures enumerated below, which were agreed to by American Funds, Distributors, Inc. (the "Company"), and the Securities Investor Protection Corporation ("SIPC") (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended June 30, 2018, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte + Touche LLP

August 27, 2018

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
American Funds Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. as of June 30, 2018, in conformity with accounting principles generally accepted in the United Stated of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test bases, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

August 27, 2018

We have served as the Company's auditor since 1972.

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.